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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25
                                        COMMISSION FILE NUMBER: 0-17156

                 NOTIFICATION OF LATE FILING

(check one):   ____ Form 10-K      _____ Form 20-F
               ____ Form 11-K
               _X__ Form 10-Q     _____ Form N-SAR

     For Period Ended:  September 30, 1996

     ___  Transaction Report on Form 10-K
     ___  Transaction Report on Form 20-F
     ___  Transaction Report on Form 11-K
     ___  Transaction Report on Form 10-Q
     ___  Transaction Report on Form N-SAR

     For Transaction Period Ended:  ___________

Read instructions Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1- REGISTRANT INFORMATION

MERISEL, INC.
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Full Name of Registrant


     N/A
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Former Name if Applicable

200 Continental Blvd.
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Address of Principal Executive Office (Street and Number)

El Segundo,   California   90245
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City, State and Zip Code

PART II- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-
          SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
[X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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     (c)  The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached, if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-
K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Form 10-Q for the quarter ended September 30, 1996 of Merisel, Inc. ("Merisel" or the "Company") cannot be filed in a timely manner without unreasonable effort or expense due to the complexity and timing of the closing of the Company's books and the preparation of the Form 10-Q in light of the sale of the Company's European, Latin America and Mexican businesses, which sale was effective as of September 27, 1996.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bruce Zeedik                310                 615-3080
----------------         -----------         -----------------
(Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                   X    Yes       ___ No


(3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the
last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof?
                                   X    Yes       ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The anticipated change is described in the attached press release of the Company, dated November 8, 1996, which is incorporated herein by this reference.

                         MERISEL, INC.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 11, 1996          By: /s/Bruce Zeedik
                                         Bruce Zeedik
                                         Vice President and
                                         Corporate Controller
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          PRESS RELEASE



                                    Contact: James E. Illson
                                     Chief Financial Officer
                                              (310) 615-1295
For Immediate Release
                                          Susan T. Stillings
                    Vice President, Corporate Communications
                                      and Investor Relations
                                              (310) 615-6868



         Merisel Reports Third Quarter 1996 Results

El Segundo, CA (November 8, 1996)Merisel, Inc. (NASDAQ:MSEL) announced today its third quarter financial results for the period ended September 30, 1996. Sales for the quarter decreased 10 percent to $1.39 billion, from $1.54 billion in the third quarter of 1995. Merisel incurred a net loss of $117.1 million, or $3.90 per share, for the third quarter. The loss included the following items totalling $100.5 million: $33.5 million on the sale of Merisel's European, Latin American and Mexican operations plus a $1.2 million operating loss from these subsidiaries, $40.0 million on an asset impairment valuation adjustment to Merisel's ComputerLand Franchise and Datago Aggregation businesses, $13.4 million related to customer dispute issues in Merisel's U.S. distribution business, $9.6 million of vendor reconciliation adjustments and other issues at Merisel's Canadian subsidiary and $2.8 million in severance and professional fees. Merisel's third quarter 1996 net loss compares to a net loss of $253 thousand, or $0.01 per share, for the third quarter of 1995.

Sales for the nine months ended September 30, 1996 of $4.4 billion were flat with sales for the same period in 1995.
Merisel's net loss for the nine months ended September 30, 1996, was $142.1 million, or $4.75 per share, compared to a net loss of $6.7 million, or $0.22 per share, for the same period in 1995. In the third quarter of 1995, Merisel sold approximately $156 million of Microsoft Windows'95 at its launch in August 1995. Without this additional revenue, Merisel would have reported comparable sales increases of 0.4% and 3.6%, for the three and nine month periods ended
September 30, 1996, respectively.

Merisel's operating loss for the third quarter was $66.9 million. This operating loss included the following previously mentioned items, which total $67.0 million: a $40 million asset impairment write-down, $13.4 million in customer dispute charges, $9.6 million in vendor reconciliation and other issues in Canada, $1.2 million in operating losses from Merisel's recently sold European, Latin American and Mexican operations and $2.8 million in severance and professional fees.

                           (more)

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"We spent the first nine months of 1996 operating the
business to conserve cash," said Dwight A. Steffensen, Merisel chairman and chief executive officer. "Our recent asset sales, combined with our plan to run the business for cash by deferring any non-essential capital expenditures and other cost-cutting measures, has given us room to operate the business going forward. Now we can turn our focus from conserving cash to profitable growth."

In the third quarter, Merisel completed the sale of its European, Latin American and Mexican operations to CHS Electronics, Inc., for approximately $150 million (subject to adjustment based on the results of a closing balance sheet audit). Although the sale caused Merisel's third quarter net loss to increase by $33.5 million, the Company has retained approximately $50 million in cash from the transaction, after repaying certain debt.

The Company also recorded a non-cash asset valuation adjustment in the third quarter of $40.0 million for impairment to the goodwill associated with Merisel FAB, Inc., the holding company for Merisel's ComputerLand Franchise and Datago Aggregation businesses. Merisel continues to explore all of its strategic options with respect to Merisel FAB. The Company had previously recorded an impairment loss of $30 million associated with goodwill at Merisel FAB, Inc., in the fourth quarter of 1995.

The supplier account reconciliation and other issues at Merisel Canada resulted primarily from adjustments taken for price protection, returns to vendors and inventory receipt related issues. In order to prevent further supplier account reconciliation losses, Merisel is implementing processes and procedures that were developed in its U.S. company after it incurred similar losses in the fourth quarter of 1995.

Merisel's 1996 business plan assumed that the Company would not return to profitability until the fourth quarter of 1996. As the Company's focus changes from conserving cash to managing for profitable growth, management continues to expect that Merisel will return to profitability, if not by year end, within the next six months. These expectations are based on the Company's ability to achieve expected sales and gross margin levels and maintain the support of its trade creditors and lenders.

The preceding preliminary financial information constitutes forward looking information and actual results could differ materially from current expectations. Among the factors that could impact actual results are the following: additional adjustments related to the Company's ongoing supplier account reconciliation process in Canada, to customer disputes or to the impairment of long term assets; significant changes in payment terms to, or product availability from the Company's key vendors; any further unanticipated charges associated with the Company's computer and operating systems; any asset dispositions or potential restructurings; and, any reduction in customer demand or deterioration of margins.

                           (more)
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  MERISEL, INC. AND SUBSIDIARIES SUMMARY OPERATING RESULTS
          (In thousands, except per share amounts)


                             3 Months               9 Months
                           Ended Sept. 30,        Ended Sept. 30,
                            1996     1995          1996    1995

  Net Sales             $1,393,532  $1,544,018  $4,372,789 $4,378,776
  Gross Profit              57,193      89,253     224,003    267,951
  Impairment Loss           40,000           0      40,000          0
  Loss on Asset Sale        33,455           0      33,455          0
  Loss Before Income       115,683         134     140,669      8,432
  Taxes
  Net Loss                 117,138         253     142,050      6,655

  Net Loss Per Share         $3.90       $0.01       $4.75      $0.22
  Weighted Average Shares   30,038      29,819      29,924     29,756
  Outstanding

Merisel, Inc. (NASDAQ:MSEL) is a leader in the distribution
of computer hardware, software and networking products. The
Company holds Fortune 500 status, with 1995 sales of $4.6
billion after giving effect of the asset sales to CHS
Electronics. Merisel distributes a full line of 25,000
products to more than 45,000 resellers in the U.S. and
Canada.
                             ###
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               MERISEL, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF OPERATIONS
          FOR THE QUARTER ENDED SEPTEMBER 30, 1996
           (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
                         (UNAUDITED)

 NET SALES                                      $1,393,532

 COST OF SALES                                  1,336,339
    GROSS PROFIT                                   57,193

 SELLING, GENERAL & ADMINISTRATIVE EXPENSES        84,082
 IMPAIRMENT LOSS                                   40,000
    OPERATING LOSS                               (66,889)

 LOSS ON SALE OF EUROPEAN, LATIN AMERICAN AND
    MEXICAN OPERATIONS                             33,455
 INTEREST EXPENSE                                   9,613
 OTHER EXPENSES                                     5,726
    LOSS BEFORE INCOME TAXES                    (115,683)

 INCOME TAX PROVISION                              1,455
    NET LOSS                                    (117,138)

 WEIGHTED AVERAGE SHARES OUTSTANDING               30,038

 NET LOSS PER SHARE                               ($3.90)

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               MERISEL, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF OPERATIONS
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
           (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
                         (UNAUDITED)

 NET SALES                                       $4,372,789

 COST OF SALES                                   4,148,786
    GROSS PROFIT                                   224,003

 SELLING, GENERAL & ADMINISTRATIVE EXPENSES        245,640
 IMPAIRMENT LOSS                                    40,000
    OPERATING LOSS                                (61,637)

 LOSS ON SALE OF EUROPEAN, LATIN AMERICAN AND
   MEXICAN OPERATIONS                               33,455
 INTEREST EXPENSE                                   29,085
 OTHER EXPENSES                                     16,492
    LOSS BEFORE INCOME TAXES                     (140,669)

 INCOME TAX PROVISION                                1,381
   NET LOSS                                      (142,050)

 WEIGHTED AVERAGE SHARES OUTSTANDING                29,924

 NET LOSS PER SHARE                                ($4.75)

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               MERISEL, INC. AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEET
                     SEPTEMBER 30, 1996
                       (IN THOUSANDS)
                         (UNAUDITED)

                     ASSETS
 CURRENT ASSETS:
 CASH AND CASH EQUIVALENTS                        $26,923
 ACCOUNTS RECEIVABLE
     (net of allowance for doubtful accounts      195,895
 of $18,913)
 RECEIVABLE FROM ASSET SALE                       123,261
 INVENTORIES                                      278,165
 PREPAID EXPENSES AND OTHER CURRENT ASSETS         10,101
 INCOME TAX RECEIVABLE                              9,452
     TOTAL CURRENT ASSETS                         643,797

 PROPERTY AND EQUIPMENT, NET                       63,649
 COST IN EXCESS OF NET ASSETS ACQUIRED, NET        44,168
 OTHER ASSETS                                      10,830

     TOTAL ASSETS                                $762,444

      LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES:
 ACCOUNTS PAYABLE                                $320,767
 ACCRUED LIABILITIES                               58,088
 SUBORDINATED DEBT - CURRENT                        4,400
 SHORT-TERM BANK DEBT                              80,000
     TOTAL CURRENT LIABILITIES                    463,255

 LONG-TERM DEBT                                   272,705
 SUBORDINATED DEBT                                 13,200
     TOTAL LIABILITIES                            749,160

 STOCKHOLDERS' EQUITY:
 CAPITAL STOCK                                        300
 ADDITIONAL PAID IN CAPITAL                       142,154
 ACCUMULATED DEFICIT                            (122,839)
 CUMULATIVE TRANSLATION ADJUSTMENT                (6,331)
     TOTAL STOCKHOLDERS' EQUITY                    13,284

     TOTAL LIABILITIES AND STOCKHOLDERS'         $762,444
     EQUITY